UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________

Commission File Number _________

BESPOKE CAPITAL ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

6770

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

595 Burrard Street
Suite 2600, Three Bentall Centre
Vancouver, BC V7X1L3
Telephone: +44 (0) 20 7016 8050
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000
Washington, D.C. 20005
(202) 572-3133

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Class A Restricted Voting Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

FORWARD-Looking Statements

This Registration Statement and the Exhibits incorporated by reference into this Registration Statement of Bespoke Capital Acquisition Corp. (the “Registrant”) contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the final long form prospectus dated August 8, 2019 of the Registrant filed as Exhibit 99.19 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DiFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. In the future, the Registrant may prepare its financial statements in accordance with United States generally accepted accounting principles.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.70, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.70, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF SHARE CAPITAL

The required disclosure is included under the heading “Capital Structure of the Corporation” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2019, attached hereto as Exhibit 99.46 and Note 8 to the Registrant’s financial statements for the year ended December 31, 2019, attached hereto as Exhibit 99.53.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The following table lists, as of September 30, 2020, information with respect to the Registrant’s known contractual obligations:

Payments Due by Period
(in thousands)	Total	< 1 year	1-3 years	3-5 years	> 5 years
Long-Term Debt Obligations	$—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	$—	$—	$—	$—	$—
Operating Lease Obligations	$50	$50	$—	$—	$—
Purchase Obligations	$—	$—	$—	$—	$—
Other Long-Term Liabilities	$—	$—	$—	$—	$—
Total Contractual Obligations	$50	$50	$—	$—	$—

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

The Registrant is concurrently filing an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises. Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BESPOKE CAPITAL ACQUISITION CORP.

By:	/s/ Maja Spalevic
Name:	Maja Spalevic
Title:	Chief Financial Officer

Date: November 27, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	Preliminary Long Form Prospectus dated July 17, 2019

99.2	Notice of Articles dated July 8, 2019

99.3	Articles dated July 8, 2019

99.4	Receipt of the Ontario Securities Commission relating to the Preliminary Long Form Prospectus dated July 17, 2019

99.5	News Release dated July 17, 2019

99.6	Term Sheet dated July 17, 2019

99.7	Investor Presentation dated July 17, 2019

99.8	Underwriting Agreement dated August 8, 2019

99.9	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated August 8, 2019

99.10	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated August 8, 2019

99.11	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated August 8, 2019

99.12	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated August 8, 2019

99.13	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated August 8, 2019

99.14	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated August 8, 2019

99.15	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated August 8, 2019

99.16	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated August 8, 2019

99.17	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated August 8, 2019

99.18	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process dated August 8, 2019

99.19	Final Long Form Prospectus dated August 8, 2019

Exhibit Number	Description

99.20	Consent letter of Goodmans LLP relating to the Final Long Form Prospectus dated August 8, 2019

99.21	Consent letter of Blake, Cassels & Graydon LLP relating to the Final Long Form Prospectus dated August 8, 2019

99.22	Consent letter of RSM Canada LLP relating to the filing of the Final Long Form Prospectus dated August 8, 2019

99.23	Undertaking Regarding Material Contracts dated August 8, 2019

99.24	Undertaking Regarding Restricted Securities dated August 8. 2019

99.25	Receipt of the Ontario Securities Commission relating to the Final Long Form Prospectus dated August 9, 2019

99.26	Term Sheet dated August 9, 2019

99.27	News Release dated August 9, 2019

99.28	Notice of Articles dated August 14, 2019

99.29	Articles dated August 14, 2019

99.30	News Release dated August 15, 2019

99.31	Warrant Agency Agreement dated August 15, 2019

99.32	Relinquishment Agreement dated August 15, 2019

99.33	Make Whole Agreement and Undertaking dated August 15, 2019

99.34	Exchange Agreement and Undertaking dated August 15, 2019

99.35	Escrow Agreement dated August 15, 2019

99.36	Early Warning Report dated August 16, 2019

99.37	News Release dated September 13, 2019

99.38	Early Warning Report dated September 13, 2019

99.39	News Release dated September 23, 2019

99.40	News Release dated November 14, 2019

99.41	Management's Discussion and Analysis for the period from July 8, 2019 (date of incorporation) to September 30, 2019

99.42	Certification of Interim Filings by CFO dated November 14, 2019

99.43	Certification of Interim Filings by CEO dated November 14, 2019

Exhibit Number	Description

99.44	Interim Financial Statements for the period from July 8, 2019 (date of incorporation) to September 30, 2019

99.45	News Release dated March 30, 2020

99.46	Annual Information Form for the year ended December 31, 2019

99.47	Management's Discussion and Analysis for the period from July 8, 2019 (date of incorporation) to December 31, 2019

99.48	Certification of Annual Filings in connection with filing of Annual Information Form by CFO dated March 30, 2020

99.49	Certification of Annual Filings in connection with filing of Annual Information Form by CEO dated March 30, 2020

99.50	Audited Annual Financial Statements and notes thereto for the period from July 8, 2019 (date of incorporation) to December 31, 2019, together with the report of the auditors thereon

99.51	Certification of Refiled Annual Filings by CFO dated April 15, 2020

99.52	Certification of Refiled Annual Filings by CEO dated April 15, 2020

99.53	Amended Audited Annual Financial Statements and notes thereto for the period from July 8, 2019 (date of incorporation) to December 31, 2019, together with the report of the auditors thereon

99.54	News Release dated May 12, 2020

99.55	Management's Discussion and Analysis for the period ended March 31, 2020

99.56	Certification of Interim Filings by CFO dated May 12, 2020

99.57	Certification of Interim Filings by CEO dated May 12, 2020

99.58	Interim Financial Statements for the period ended March 31, 2020

99.59	Interim Financial Statements for the three and six months ended June 30, 2020

99.60	Management's Discussion and Analysis for the period ended June 30, 2020

99.61	Certification of Interim Filings by CFO dated August 4, 2020

99.62	Certification of Interim Filings by CEO dated August 4, 2020

99.63	News Release dated August 4, 2020

99.64	Alternative Monthly Report dated August 10, 2020

99.65	Management's Discussion and Analysis for the period ended September 30, 2020

Exhibit Number	Description

99.66	Certification of Interim Filings by CFO dated November 13, 2020

99.67	Certification of Interim Filings by CEO dated November 13, 2020

99.68	Interim Financial Statements for the three and nine months ended September 30, 2020

99.69	News Release dated November 13, 2020

99.70	Consent of RSM Canada LLP